Exhibit 99.3

Folio número:
Folio number: 108682

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service

COLLECTIVE
MINING

ADDENDUM No. 03 CLARIFICATION TO THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] signed between ASOCIACIÓN DE MINEROS GUAYABALES and COLLECTIVE MINING (BERMUDA) LTD SUCURSAL COLOMBIA

Between the undersigned **NATALIA ANDREA HERNANDEZ ARIAS**, identified as it appears under her signature, acting in her capacity as alternate to the legal representative of **COLLECTIVE MINING (BERMUDA) LTD SUCURSAL COLOMBIA**, (hereinafter **"COLLECTIVE MINING"**), according to the attached certificate of incorporation and legal representation; and **[Redacted – Confidential Information]**, identified as it appears under his signature, acting in his capacity as legal representative of **ASOCIACIÓN DE MINEROS GUAYABALES** (hereinafter **"GUAYABALES"**), duly empowered by the associates and according to the attached certificate of incorporation and legal representation; we have agreed to sign this **Addendum No. 03 CLARIFICATION** to the **CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]**, which shall be governed by the following clauses:

FIRST CLAUSE: The parties identify that the annexes indicated in the **CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]** and signed some of them on **[Redacted – Commercially Sensitive Information]**, are erroneously numbered. For this reason, they will proceed to be numbered according to the provisions of the contract and signed again, as follows:

Concession assignment	Annex 1	(Pending signature, according to contractual stage)
Irrevocable Mandate	Annex 1A	(Pending signature, according to contractual stage)
Assignment notice	Annex 1B	(Pending signature, according to contractual stage)
Assignment Contract Model	Annex 1C	(Pending signature, according to contractual stage)
Exploitation Conditions	Annex 2	(Signed)
Corporate Restructuring	Annex 3	(Pending agreement)
Exploration Conditions	Annex 4	(Signed)
NSR Conditions	Annex 5	(Pending agreement)
Pledge Guarantee of the Concession	Annex 6	(Signed)

FIRST PARAGRAPH: Annex No. 6 corresponding to the Pledge Guarantee of the Concession and is correctly numbered and signed; therefore, it is not necessary to modify it.

SECOND CLAUSE: The other clauses of the Main Contract remain unchanged and continue in force until its termination.

THIRD CLAUSE: For the legalization of this Addendum No. 03 CLARIFICATION and the respective annexes, the signature of the parties is required.

In witness thereof, this agreement is signed in Supía on the twenty-fifth (25th) day of February 2021 and will be printed in two copies of equal content and probative value.

By **COLLECTIVE MINING (BERMUDA) LTD SUCURSAL COLOMBIA**	By **ASOCIACIÓN DE MINEROS DE GUAYABALES**
[Signed] NATALIA ANDREA HERNANDEZ ARIAS ID Card No. **[Redacted – Confidential Information]** Alternate Legal Representative	[Signed] **[Redacted – Confidential Information]** ID Card No. **[Redacted – Confidential Information]** Legal Representative

Calle 15 No 19 Sur – 53 Medellín Colombia – www.collectivemining.com – **[Redacted – Confidential Information]**

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

ANNEX 1 – ASSIGNMENT OF THE CONCESSION CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] At COLLECTIVE MINING 's option, the assignment of the CONCESSION may be effected through the assignment of the concession contract under the terms of Law 685 of 2001 (or the law that subrogates or replaces it) . 1. ASSIGNMENT OF THE CONCESSION CONTRACT - LAW 685 OF 2001 1. In accordance with clause eight, OBLIGATIONS - GUAYABALES, of the contract for the option to assign signed by the parties, GUAYABALES, as the owner, shall be responsible for administering and fulfilling the obligations arising from the concession before the competent authorities . For this purpose, within the month following the execution of the certificate of commencement, a technical - legal committee shall be created and regulated, which shall be recorded in an additional certificate signed by the parties . Therefore, the powers granted by GUAYABALES to COLLECTIVE MINING through the IRREVOCABLE MANDATE will be signed once COLLECTIVE MINING exercises the OPTION referred to in the contract and the ASSIGNMENT is executed . 2. Within three (3) business days following the notification of the OPTION in the modality of assignment of the concession by COLLECTIVE MINING , GUAYABALES shall file with the mining authority the notification of assignment (in accordance with the ASSIGNMENT NOTIFICATION MODEL), together with the Concession assignment contract (in accordance with the ASSIGNMENT CONTRACT MODEL) . 3. GUAYABALES will deliver to COLLECTIVE MINING a copy of the assignment documents including the filing certificate with the mining authority . 4. COLLECTIVE MINING will provide GUAYABALES with the necessary information to support the economic capacity in accordance with the resolution in force . 2. TRANSFER OF COMPANY SHARES 1. Once GUAYABALES is restructured, and COLLECTIVE MINING exercises the OPTION, GUAYABALES will proceed to carry out the demerger process regarding the CONCESSION that is the purpose of the contract in favor of COLLECTIVE MINING, within the following twenty (20) working days . In witness thereof, this agreement is signed in Supía on the twenty - fifth ( 25 th) day of February 2021 and will be printed in two copies of equal content and probative value . By ASOCIACIÓN DE MINEROS DE GUAYABALES By COLLECTIVE MINING (BERMUDA) LTD SUCURSAL COLOMBIA [Redacted – Confidential Information] ID Card No. [Redacted – Confidential Information] Legal Representative NATALIA ANDREA HERNANDEZ ARIAS ID Card No. [Redacted – Confidential Information] Alternate Legal Representative 1 108683 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ANNEX 1A CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] By virtue of the provisions of eight clause, subparagraphs 8 . 2 . 3 . and 8 . 2 . 7 of the contract for the option to assign mining concession contract [Redacted – Commercially Sensitive Information] , GUAYABALES as holder, will be responsible for managing and attending before the competent authorities the obligations derived from the concession, for which it was agreed between the parties the need to create a technical committee that defines the procedure for such effect . Therefore, the powers granted by this mandate to COLLECTIVE MINING will only be applicable until this company exercises THE OPTION, at which time the following irrevocable mandate will be signed . IRREVOCABLE MANDATE Between : (i), ASOCIACIÓN MINEROS DE GUAYABALES duly organized and existing under the laws of the Republic of Colombia, represented herein by its legal representative, [Redacted – Confidential Information] , of legal age, identified as it appears below his signature (hereinafter the " Principal ") ; and (ii) COLLECTIVE MINING (BERMUDA) LTD SUCURSAL COLOMBIA duly organized and existing under the laws of the Republic of Colombia, represented herein by its legal representative NATALIA ANDREA , of legal age, identified as it appears below her signature (hereinafter the " Agent ") . The PRINCIPAL and the AGENT shall hereinafter be referred to individually or jointly as the Party or Parties . We hereby enter into this MANDATE AGREEMENT (“The MANDATE”) which is governed by the following clauses : FIRST : PURPOSE . In carrying out this MANDATE, the AGENT shall perform the following tasks with respect to Concession Contract [Redacted – Commercially Sensitive Information] (the "CONCESSION"), either personally or through a representative specially appointed for this purpose, as it deems appropriate or as required by the applicable regulations for each specific case, on behalf of and for the account of the PRINCIPAL : (i) (ii) (iii) (iv) (v) (vi) (vii) Represent the PRINCIPAL in all communications, actions, proceedings, and formalities related to the maintenance, execution, modification, requests, or any other procedure related to the CONCESSION and the fulfillment of obligations arising therefrom ; Request and withdraw copies of the mining file and the files of licenses, permits, authorizations, concessions, and/or environmental or any other type of registrations that are in any way related to the CONCESSION ; Be notified of decisions issued within the proceedings carried out by mining authorities, environmental authorities, and any other national, departmental, or municipal authority in relation to the CONCESSION ; File appeals for reversal, requests for direct revocation, or take any other action deemed appropriate in defense of the PRINCIPAL'S interests in the course of any of the procedures described in this MANDATE, before any competent national, regional, or local authority ; Respond to requests made by the mining, environmental, or any other competent national, regional, or local authority and, in general, take all necessary actions to keep up to date with environmental, mining, and any other obligations arising from the CONCESSION; Request extensions or the granting of any legal, technical, or other benefit for the PRINCIPAL in relation to the CONCESSION ; Submit, in accordance with Article 22 of the Colombian Mining Code, Law 685 of 2001 , Article 23 of Law 1955 of 2019 , and current legislation, the relevant notification to the competent mining authority regarding the assignment of the CONCESSION in the event that the PRINCIPAL fails to do so ; In general, all actions necessary to maintain the CONCESSION; SECOND. PRINCIPAL’S OBLIGATIONS: The PRINCIPAL undertakes to the AGENT to: (i) Provide in a timely manner the information and documents necessary for the performance of the activities under the MANDATE. (ii) Collaborate with the AGENT, to the best of its ability, for the successful execution of the purpose of the MANDATE. (iii) The others established in the Law, and in particular in CHAPTERS I, II, and III of TITLE XIII, Book IV of the Colombian Code of Commerce. THIRD. PRINCIPAL’S OBLIGATIONS. The AGENT undertakes to the PRINCIPAL to: comply with the obligations established by law, and in particular in CHAPTERS I, II, and III of TITLE XIII, Book IV of the Colombian Commercial Code. 108684 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

FOURTH . AUTHORIZATION TO ACT AS COUNTERPART . The PRINCIPAL expressly authorizes the AGENT to act as its counterpart, including, but not limited to, giving notification of assignment and acting as assignee of the CONCESSION and/or as assignor, as the case may be, in accordance with Articles 1274 et seq . of the Colombian Commercial Code . FIFTH . TERM . This MANDATE shall remain in force indefinitely from the date of its signing . In witness thereof, this agreement is signed in Supía on the twenty - fifth ( 25 th) day of February 2021 and will be printed in two copies of equal content and probative value . By ASOCIACIÓN DE MINEROS DE GUAYABALES By COLLECTIVE MINING (BERMUDA) LTD SUCURSAL COLOMBIA [Redacted – Confidential Information] ID Card No. [Redacted – Confidential Information] Legal Representative NATALIA ANDREA HERNANDEZ ARIAS ID Card No. [Redacted – Confidential Information] Alternate Legal Representative 3 108685 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ANNEX 1B - NOTIFICATION OF ASSIGNMENT CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] To AGENCIA NACIONAL DE MINERÍA Personally Delivered Reference: Notification or Request for assignment of mining concession contract [Redacted – Commercially Sensitive Information] ASOCIACIÓN DE MINEROS GUAYABALES , with Tax ID No . 8100054050 , legally represented by [Redacted – Confidential Information] , of legal age, resident of the city of Marmato - Caldas, bearer of ID Card No . acting as the holder of the mining concession contract of reference, in compliance with the provisions of Article 22 of the Mining Code and article 23 of Law 1955 of 2019 and the regulations that complement and subrogate it, I hereby request in writing before your Office, that it is my intention to assign the mining concession contract of reference to MINEROS COLLECTIVE MINING S . A . S , identified with Tax ID No . 901 . 364 . 254 , a company incorporated under the laws of the Republic of Colombia . I also enclose the negotiation document of the corresponding assignment of rights, together with a certificate of incorporation and legal representation of the assignor and the assignee. The undersigned will receive notifications at the email address [Redacted – Confidential Information] or at the Secretariat of his Office. Sincerely, In witness whereof, this certificate is signed in Supia – Caldas on , in two (2) originals. By ASOCIACIÓN DE MINEROS GUAYABALES [Redacted – Confidential Information] ID Card No. [Redacted – Confidential Information] Legal Representative 4 108686 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ANNEX 1C ASSIGNMENT CONTRACT MODEL CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] This ASSIGNMENT OF MINING CONCESSION CONTRACT (hereinafter the " ASSIGNMENT ") is entered into between : (i) ASOCIACIÓN DE MINEROS GUAYABALES , Identified with Tax ID No . 8100054050 duly organized and existing under the laws of the Republic of Colombia, represented in this act by its legal representative [Redacted – Confidential Information] , of legal age, resident of the city of Marmato - Caldas, identified as it appears below his signature (hereinafter the " Assignor ") ; and (ii) MINEROS COLLECTIVE MINING S . A . S . , identified with Tax ID No . 901 . 364 . 254 , duly organized and existing under the laws of the Republic of Colombia, represented in this act by its alternate legal representative NATALIA A . HERNANDEZ ARIAS , of legal age, identified as it appears below her signature (hereinafter the " Assignee ") . For the purposes of this Assignment, the Assignor and the Assignee are sometimes referred to jointly as the " Parties " and individually as the " Party " . BACKGROUND a. That the Assignor is the holder of mining concession contract [Redacted – Commercially Sensitive Information] for the exploitation of a gold deposit, covering an area of 247 . 9012 hectares, located in the municipalities of Supía and Marmato, Department of Caldas, registered with the National Mining Registry on [Redacted – Commercially Sensitive Information] (hereinafter the " Concession Contract ") . b. That upon signing this Assignment and in compliance with the provisions of Article 22 of the Mining Code and Article 23 of Law 1955 of 2019 , the Assignor shall proceed to inform, together with the notification or request to the mining authority, of its intention to assign the Concession Contract, for which purpose it shall attach this document . NOW, THEREFORE, the Parties agree as follows : FIRST : Purpose . - By virtue of this Assignment, the Assignor assigns to the Assignee, and the Assignee accepts, all rights and obligations arising from Mining Concession Contract [Redacted – Commercially Sensitive Information] for the exploitation of a gold deposit in an area of 247 . 9012 hectares located in the municipalities of Supía and Marmato, Department of Caldas . SECOND : Notification or Request and Negotiation of Assignment of Rights and Obligations . - In accordance with Article 22 of the Colombian Mining Code and Article 23 of Law 1955 of 2019 , the Assignor shall submit to the mining authority the notification or application together with the Assignment contained in this contract, stating the intention to assign Mining Concession Contract [Redacted – Commercially Sensitive Information] . THIRD : Payments . - The Assignee paid the corresponding agreed value, which the Assignor declares to have received to its satisfaction . FOURTH : Additional obligations . - The Assignor hereby undertakes and agrees to take all necessary steps and sign all documents, briefs, petitions, and authorizations that may be necessary or reasonably required to carry out and complete the assignment contemplated herein . FIFTH - Subrogation of Obligations . - By virtue of the total assignment made through this contract, THE ASSIGNEE shall be subrogated to all obligations arising from the Mining Concession Contract that is the subject of the assignment, even those contracted prior to the assignment, and which are pending fulfillment . SIXTH - Disencumbrance . - The Assignor guarantees that the assignment of the Concession Contract and the Concession Contract are free of any kind of charge or encumbrance and that it will only be subject to the condition of not being objected by the competent Mining Authority in accordance with the provisions of Article 22 of Law 685 of 2001 . SEVENTH - Modification or amendment . - Any modification or amendment of this Assignment shall not be valid, nor shall it be effective unless made in writing and signed by the Parties . In witness thereof, this agreement is signed in Supía on the twenty - fifth ( 25 th) day of February 2021 and will be printed in two copies of equal content and probative value . By ASOCIACIÓN DE MINEROS DE GUAYABALES By COLLECTIVE MINING (BERMUDA) LTD SUCURSAL COLOMBIA [Redacted – Confidential Information] ID Card No. [Redacted – Confidential Information] Legal Representative NATALIA ANDREA HERNANDEZ ARIAS ID Card No. [Redacted – Confidential Information] Alternate Legal Representative 108687 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

5 108688 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ANNEX 2 - EXPLOITATION CONDITIONS CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] 1. DESCRIPTION OF THE EXPLOITATION AREA 6 108689 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

[Redacted – Commercially Sensitive Information] The Exploitation Area is located in the municipalities of Marmato and Supía, Department of Caldas, within the area covered by mining concession contract [Redacted – Commercially Sensitive Information] , and comprises the area defined in Annex A - Map . Any exploitation activities more than 100 meters outside the area defined in the Annex – Map will be considered unauthorized and will be considered a breach of contract . Therefore, GUAYABALES may not increase the area of exploitation without the prior authorization of COLLECTIVE MINING . GUAYABALES will only be allowed to extract up to one hundred and thirty (130) tons per day once the Mining and Environmental Authorities issue the Resolutions approving the modification to the PTO and the respective Environmental License . 2. EXPLOITATION PROGRAM GUAYABALES will have complete technical, contractual, and economic autonomy to structure its exploitation program in the area defined in the Annex - Map . 3. WORKS AND PROJECTS (PTO) PROGRAM The PTO corresponding to the exploitation works authorized for GUAYABALES was prepared by the Mining Delegation Unit of Caldas and accepted by GUAYABALES through a communication dated May 8 , 2005 . The PTO is an integral part of this contract . This PTO is in the process of modification . COLLECTIVE MINING, prior to the signing of the Option agreement, is aware that GUAYABALES is filing a new PTO . Therefore, GUAYABALES may only carry out mining operations within the area delimited in the Annex - Map and up to 100 meters outside this area and may only process the amount of mineral that does not exceed 130 tons per day, as long as the respective Authorities have issued the approving Resolutions for such purpose . Any request for modification other than that corresponding to the exploitation area in the Annex – Map or for an amount greater than 130 tons per day will require express authorization from COLLECTIVE MINING . 4. ENVIRONMENTAL LICENSE The Environmental Management Plan corresponding to the exploitation activities authorized for GUAYABALES was approved by the Environmental Authority through Resolution No . [Redacted – Commercially Sensitive Information] . This environmental license is in the process of being modified . Any request for modification to the environmental license other than that corresponding to the exploitation area in the Annex. 7 [illegible seal] 108690 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

Map or an amount greater than 130 tons per day will require express authorization from COLLECTIVE MINNING. 5. GUAYABALES' OBLIGATIONS RELATED TO EXPLOITATION 1. Assume the cost of the financial obligations established in the CONCESSION (royalties, additional considerations, surface rights fees, insurance policies, inspection visits, among others) and the obligations contained in the environmental license . 2. Be the sole contact and communication channel with the Mining and Environmental Authorities, in all matters related to the technical, mining, economic, legal, social and environmental aspects of the operations related to the Exploitation Area . COLLECTIVE MINING may request at any time to accompany the contact and communication activities with the authorities . 3. Assume the cost of the design, implementation, and approval of the PTO and the corresponding environmental license. 4. Deliver to COLLECTIVE MINING information related to technical, geological, environmental and mining issues of the Exploitation Area, in particular the following : a . Geological, geotechnical, hydrogeological, and mining information related to the Exploitation Area ; b . The mining plan and the PTO ; c . Environmental license ; inventories of infrastructure or equipment associated with the Exploitation Area . Allow COLLECTIVE MINING to enter the surface and underground exploitation area to carry out exploration activities . COLLECTIVE MINING will share geological data collected with GUAYABALES . 5. Assume the operational, environmental, economic, legal, administrative, labor, industrial safety, and occupational health obligations and responsibilities associated with the execution of the exploitation activities derived from the CONCESSION . 6. Know the Exploitation Area and accept its mining and environmental conditions (in the field, as well as those defined by the Mining and Environmental Authority) relevant to the execution and fulfillment of the obligations under its responsibility, as well as to accept and assume that the mining and environmental conditions of the Exploitation Area may vary . The mining and environmental conditions of the Exploitation Area relevant to the execution and fulfillment of GUAYABALES' obligations include all conditions related to, derived from, or associated with : (a) the area of execution of its obligations ; (b) the general and local conditions of the area defined in this document for EXPLOITATION included in the CONCESSION ; (c) the geological, geotechnical, geopolitical, and hydrological conditions and the possibility of gas deposits in the Collaboration Area ; (d) transport conditions, access routes, and communication routes ; (e) disposal of goods and storage of materials ; (f) availability of labor ; (g) access to electricity and water ; (h) public order and security situation ; (i) quality and quantity of materials to be used and their availability in the area ; as well as (j) the characteristics of the equipment and tools that may be required in any way in the performance of this Contract . Therefore, GUAYABALES declares that COLLECTIVE MINING will not have any responsibility related to the aforementioned mining and environmental conditions of the Exploitation Area, nor related to changes thereof . 7. Perform all mining work necessary for extraction (including all preventive and corrective maintenance of all roads passing through the Exploitation Area, as well as other mining facilities), in accordance with the PTO and the environmental license, related to exploitation . 8. Finance and obtain the economic resources, goods, elements, personnel, and work tools required for the correct and efficient operation of the Exploitation Area . 9. Ensure and give priority to the hiring of direct personnel from the area of influence of the CONCESSION Likewise, ensure that indirect personnel be hired from the same area, as well as to give priority to the acquisition of goods and services from the area of influence of the CONCESSION . 10. Foresee and assume, independently, all costs and expenses associated with its obligations, especially those related to personnel (for example : salaries, social benefits, contributions to the integral social security system and indemnities, delivery of equipment to its personnel, industrial and mining safety, and occupational health), materials, equipment, supplies, infrastructure, public services of the Exploitation Area, possible stand - by due to rain or other internal conditions, among others . 8 [illegible seal] 108691 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

11. Respond for the strict compliance of its legal and contractual obligations with its suppliers, contractors, employees and third parties, as well as respond for the damages generated by a breach of the mining plan, the PTO, and the Environmental License related to the EXPLOITATION activity within the area defined in this document . 12. Allow the Mining and Environmental Authorities, as well as any other legal entity of public or private law that has the legal power to do so, to enter the Exploitation Area and carry out the inspections they require, as well as to advise and assist COLLECTIVE MINING in the inspections that any of these entities or legal entities of public or private law may carry out . 13. Inform, watch over, and take care that no mining encroachments are generated in the Exploitation Area or, in general, in the CONCESSION area, informing COLLECTIVE MINING immediately it becomes aware that any activity of this nature is being carried out or will be carried out, much less sponsoring their occurrence . Bring the different judicial, administrative, and police actions to counteract such invasions . 14. Prepare an inventory of the assets to be used for the mining works in the Exploration Area, submit it to COLLECTIVE MINING within the month following the date of execution of the Contract, and update it when COLLECTIVE MINING requests it . 15. Submit supporting documents for the use of explosives in accordance with the Law. GUAYABALES shall hold COLLECTIVE MINING harmless against any and all claims or lawsuits filed by third parties against GUAYABALES , actions, claims, or lawsuits of any nature arising from damage and/or harm caused to property, natural resources, the environment, human health, life, or personal integrity of third parties, its employees, officers, directors, and internal and external advisors, including agents or contractors of GUAYABALES , arising as a direct or indirect consequence of acts, events, or omissions by GUAYABALES in the performance of the Contract . 16. The income or expenses generated by the exploitation shall be the property of GUAYABALES . However, once the OPTION , has been exercised, the parties will define the accounting and financial structure so that GUAYABALES can continue to bear the costs of exploitation and receive the corresponding benefits, considering that COLLECTIVE MINING will be the holder of the CONCESSION , and GUAYABALES will act as operator . 6. CONFLICT BETWEEN THE EXPLOITATION AND THE CONSTRUCTION AND ASSEMBLY STAGE GUAYABALES shall gradually dismantle the exploitation activity and shall totally stop it, once the payment of 60 % of the total value of this contract by COLLECTIVE MINING is fulfilled or, until it reaches COMMERCIAL PRODUCTION, or until there is a technical, physical and/or occupational health and safety conflict, duly proven, with the construction and assembly works by COLLECTIVE MINING, whichever occurs first, which shall be reported according to the procedure and term indicated in the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] . In witness thereof, this agreement is signed in Supía on the twenty - fifth ( 25 th) day of February 2021 and will be printed in two copies of equal content and probative value . By ASOCIACIÓN DE MINEROS DE GUAYABALES By COLLECTIVE MINING (BERMUDA) LTD SUCURSAL COLOMBIA [Signed] [Redacted – Confidential Information] ID Card No. [Redacted – Confidential Information] Legal Representative [Signed] NATALIA ANDREA HERNANDEZ ARIAS ID Card No. [Redacted – Confidential Information] Alternate Legal Representative 9 [illegible seal] 108692 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ANNEX 4 - EXPLORATION CONDITIONS CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] DESCRIPTION OF EXPLORATION AREA The EXPLORATION area is located in the municipality of Marmato and Supia, Department of Caldas, within the area of the mining concession contract [Redacted – Commercially Sensitive Information] , and includes the mine currently exploited by GUAYABALES . EXPLORATION PROGRAM COLLECTIVE MINING will have complete technical and economic autonomy to structure its exploration program in the CONCESSION area . ENVIRONMENTAL LICENSE If required in accordance with applicable law, GUAYABALES will contribute to the execution of any modification activity required on the environmental license for the purpose of carrying out exploration activities . COLLECTIVE MINING will assume the cost and development of the activities required for this purpose . COLLECTIVE MINING OBLIGATIONS IN EXPLORATION Assume the cost of the economic obligations derived from exploration activities, as well as the obligations contained in the environmental license . Assume the operational, environmental, economic, legal, administrative, labor, industrial safety and occupational health obligations and responsibilities associated with the execution of exploration activities . Conduct all mining exploration work necessary for geological knowledge . Finance and obtain the economic resources, goods, elements, personnel, and work tools required for the correct and efficient exploration in the Exploration Area . Ensure and give priority to the hiring of direct personnel from the area of influence of the CONCESSION and ensure that indirect personnel be hired from the same area, as well as to give priority to the acquisition of goods and services from the area of influence of the CONCESSION . Foresee and assume, independently, all costs and expenses associated with its obligations, especially those related to personnel (for example : salaries, social benefits, contributions to the integral social security system and compensations, delivery of equipment to its personnel, industrial and mining safety, and occupational health), materials, equipment, supplies, infrastructure, public services of the Exploration Area, possible stand - by due to rain or other internal conditions, among others . Respond for the strict compliance of its legal and contractual obligations with its suppliers, contractors, employees, and third parties, as well as respond for the damages generated on the occasion of a breach of the law or the Environmental License within the framework of the exploration activities . Allow the Mining and Environmental Authorities, as well as any other public or private legal entity that has the legal authority to do so, to enter the Exploration Area and carry out the inspections they require . Inform, watch over, and take care that no mining invasions occur in the Exploitation Area or, in general, in the CONCESSION area, informing GUAYABALES immediately it becomes aware that any activity of this nature is being carried out or will be carried out, much less sponsoring their occurrence . 11 108693 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

COLLECTIVE MINING shall hold harmless GUAYABALES against any and all third party claims or lawsuits against COLLECTIVE MINING , actions, claims, or lawsuits of any nature whatsoever arising from damages and/or harm caused to property, natural resources, environment, human health, life or personal integrity of third parties, its employees, directors, managers and internal and external advisors, including agents or contractors of COLLECTIVE MINING , arising as a direct or indirect consequence of acts, facts or omissions by COLLECTIVE MINING in the execution of the Contract . In witness whereof, it is signed in Supía on 25 February 2021 and shall be printed in two identical copies with the same probative value . By ASOCIACIÓN DE MINEROS DE GUAYABALES By COLLECTIVE MINING (BERMUDA) LTD SUCURSAL COLOMBIA [Signed] [Redacted – Confidential Information] ID Card No. [Redacted – Confidential Information] Legal Representative [Signed] NATALIA ANDREA HERNANDEZ ARIAS ID Card No. [Redacted – Confidential Information] Alternate Legal Representative 12 [illegible seal] 108694 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ANNEX 6 - CONCESSION PLEDGE GUARANTEES CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] OPEN PLEDGE AGREEMENT WITHOUT TENURE ON THE RIGHT TO EXPLOIT AND ON FUTURE PRODUCTION DERIVED FROM THE EXPLOITATION OF MINING TITLES Between the undersigned, ADRIANA CAROLINA HERNANDEZ ARIAS , identified as it appears below her signature, acting in her capacity as legal representative of MINERALES PROVENZA S . A . S . , (hereinafter “ PLEDGE CREDITOR ”) and [Redacted – Confidential Information] , identified as it appears below his signature, acting in his capacity as legal representative of ASOCIACIÓN DE MINEROS GUAYABALES , identified with Tax ID No . 8100054050 , duly organized and existing under the laws of the Republic of Colombia (hereinafter “ PLEDGER ”), we have agreed to enter into this OPEN PLEDGE AGREEMENT WITHOUT TENURE ON THE RIGHT TO EXPLOIT AND ON FUTURE PRODUCTION DERIVED FROM THE EXPLOITATION OF MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] (hereinafter the “PLEDGED ASSET”), subject to the following . CONSIDERATIONS 1. That the Pledged Asset is the exclusive property of the PLEDGE DEBTOR and that it is not currently subject to any other encumbrance or limitation of ownership that could in any way affect the enforceability of this Agreement in accordance with the Movable Property Guarantees Act, the Mining Code, or any other applicable regulation . 2. That the PLEDGE CREDITOR and the PLEDGER, by signing this pledge agreement without tenure, intend to guarantee the obligation to ASSIGN the PLEDGED ASSET to the PLEDGE CREDITOR by exercising the OPTION derived from the purchase option contract on the PLEDGED ASSET, signed between the PARTIES . 3. That, for the purposes of granting the guarantee referred to in the previous recital, the PLEDGER enters into this Agreement with the PLEDGE CREDITOR . Based on the foregoing, the parties agree to the following : CLAUSES FIRST CLAUSE . - GRANTING OF REAL GUARANTEE : THE PLEDGER gives and grants to the PLEDGE CREDITOR , in accordance with the provisions of Law 685 of 2001 and Law 1676 of 2013 of Movable Property Guarantees and other concordant and complementary norms, first degree open pledge and without tenure over the Mining Concession Contract [Redacted – Commercially Sensitive Information] for the exploitation of a Gold deposit, in an area of 247 . 9012 HA, located in the municipalities of Supia and Marmato, Department of Caldas (the PLEDGED ASSET ) . SECOND CLAUSE . - GUARANTEED OBLIGATIONS : The purpose of this Contract is to guarantee, with the PLEDGED ASSET, the Assignment of Mining Concession Contract [Redacted – Commercially Sensitive Information] in favor of the PLEDGE CREDITOR . The Guarantee established under this Contract shall remain in force until such time as the PLEDGE CREDITOR exercises the OPTION and consequently acquires, in whole or in part, Mining Concession Contract [Redacted – Commercially Sensitive Information] . [illegible seal] [Signed] 108695 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

Folio número: 108696
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service

[illegible seal]

[illegible seal]
[Signed]

- **Nature of the Guaranteed Obligations:** The PLEDGER undertakes not to sell, assign, grant options, transfer or pledge the Mining Concession Contract **[Redacted – Commercially Sensitive Information]** to a third party.
- **Value and maximum amount covered by the guarantee:** USD 4,000,000 corresponding to phase 1 and 2, or until the moment in which the PLEDGE CREDITOR exercises the OPTION and, consequently, acquires partially or totally THE CONCESSION.

Pledged Asset: It is constituted by the Mining Concession Contract owned by ASOCIACIÓN DE MINEROS GUAYABALES identified with number **[Redacted – Commercially Sensitive Information]** (THE CONCESSION), as well as the rights to exploit and the future production derived therefrom. It is expressly agreed that this pledge guarantees the PLEDGE CREDITOR and its affiliated, assigned or successor companies to the extent that the **CONTRACT FR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]** has been assigned to, or succeeds to, any of such affiliated companies. It is understood that this pledge backs not only the obligation not to sell to a third party, but also the corresponding interest (remuneration and moratorium applicable) and the expenses of collection and execution of the pledge (including consultants, attorneys, judicial and/or arbitration costs, etc.), if applicable.

THIRD CLAUSE.- REGISTRATION IN THE MOVABLE PROPERTY GUARANTEE REGISTRY: The PLEDGER accepts and acknowledges that the PLEDGE CREDITOR (directly or through the person it designates) may register this guarantee in the Registry of Movable Guarantees in accordance with the Movable Property Guarantees Act. Therefore, the PLEDGER may not oppose, for any reason or under any circumstances, the registration by the PLEDGE CREDITOR of this guarantee in the Registry of Movable Property Guarantees.

FOURTH CLAUSE.- TERM OF THE GUARANTEE: The Guarantee constituted under this Contract shall be in force until the PLEDGE CREDITOR exercises the OPTION and consequently acquires partially or totally THE CONCESSION, until it exercises the waiver or there is a cause for termination of the contract of sale regarding the option to assign THE CONCESSION.

FIFTH CLAUSE.- PROTECTION OF THE GUARANTEE: the PLEDGER agrees and accepts that it will not sell, assign, grant options, transfer, pledge, or limit in any way the exercise of rights over the Pledged Asset. The Pledger, at its sole expense, shall guarantee and defend the right and title granted to the PLEDGE CREDITOR over the PLEDGED ASSET against claims and lawsuits from third parties.

SIXTH CLAUSE.- OTHER COMMITMENTS: This Contract also imposes on the PLEDGER the obligations contained in Colombian law in connection with open commercial pledges, as well as the following general obligations:

i. Notify the PLEDGE CREDITOR of any seizures or foreclosures of the PLEDGED ASSET within five (5) Business Days of being notified by a judge or competent authority of such seizure or foreclosure.
ii. To inform the PLEDGE CREDITOR of any act, fact or action of which it becomes aware that may adversely and materially affect the pledge created under this Contract or any of the obligations arising hereunder.
iii. Request approval from the PLEDGE CREDITOR prior to disposing of all or part of the Pledged Asset.
iv. Keep updated and in force all those registrations, authorizations or permits that are necessary or that are related to the PLEDGED ASSET.
v. Maintain in force the PLEDGED ASSET and the applicable insurance policies that cover it, as well as make the corresponding royalty payments and other considerations of the PLEDGED ASSET.

SEVENTH CLAUSE.- EVENT OF NON-COMPLIANCE: Any of the following events shall be sufficient grounds for the PLEDGE CREDITOR to enforce its rights under this Contract, which shall constitute an "Event of Non-Compliance": In the event that the PLEDGER, sells, assigns, grants options, transfers and/or pledges the Mining Concession Contract **[Redacted – Commercially Sensitive Information]** to a third party.

Page **14** of **20**.

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

Upon the occurrence of a single Non - Compliance Event, the PLEDGE CREDITOR , subject in all cases to the provisions of applicable Colombian law, may, at its discretion, carry out one or more of the following enforcement procedures : i. Direct Payment Procedure : The Creditor may initiate direct payment proceedings under the terms of Article 60 of the Movable Property Guarantees Act . ii. Special Enforcement Procedure : Initiate a special enforcement procedure for the guarantee, in accordance with the mechanism provided for in clause eight below . iii. Judicial collection procedure : Initiate enforcement of the guarantee in accordance with the provisions of current procedural rules and the Commercial Code, which, unlike the Special Enforcement Procedure, is brought to the attention of the competent judge through legal proceedings . EIGHTH CLAUSE . - SPECIAL ENFORCEMENT PROCEDURE . The Parties expressly agree and authorize the special enforcement of the guarantee constituted under this Contract, to the extent that on the date on which the PLEDGE CREDITOR initiates the process regulated in this clause, one of the events of non - compliance occurs and The foregoing in accordance with the special rules and procedures established in this Contract and, in matters not covered herein, in accordance with the provisions of Chapter III of Title VI of Law 1676 of 2013 (except for paragraph 3 of Article 60 of Law 1676 of 2013 ), a procedure that will be carried out before the Arbitration and Conciliation Center of the Medellín Chamber of Commerce (the "Procedural Entity") . For such purposes, the Parties shall abide by the procedure described in Articles 62 to 77 of Law 1676 of 2013 and Decree 1835 of 2015 , except for the following exclusions, qualifications or special covenants in relation to such procedure : i. The appraisal provided for in the first paragraph of section 5 of Article 69 of Law 1676 of 2013 shall be carried out under the terms set forth below : (a) The PLEDGE CREDITOR shall engage the services of an independent investment bank selected by the PLEDGER from the list of three investment banks provided by the PLEDGE CREDITOR on the date on which the latter exercises its right to require the sale of the PLEDGED ASSET (the "Investment Bank") . The selection shall be made by said PLEDGER within three (3) Business Days following the date on which it receives from the PLEDGE CREDITOR the list of Investment Banks mentioned above . If within such term the PLEDGER does not choose an Investment Bank, then the Investment Bank shall be the one designated by the PLEDGE CREDITOR from the list previously sent to the PLEDGER . The Investment Bank will be responsible for valuing the PLEDGED ASSET . For these purposes, the Investment Bank shall have a term of thirty (30) days, or such longer term as may be allowed by the PLEDGE CREDITOR to value the PLEDGED ASSET . (b) The costs and fees derived from the contracting of the Investment Banking shall be borne in equal proportions between the Parties . ii . The Parties expressly exclude the application of the second paragraph of section 5 of Article 69 of Law 1676 of 2013 and, instead, in accordance with Article 71 of Law 1676 of 2013 , establish the following rules : (a) Once contracted, the Investment Bank shall perform the valuation of the PLEDGED ASSET in accordance with methods and mechanisms commonly used and generally accepted by investment banks in valuation and sale processes of similar assets, in order to establish the fair market price of the PLEDGED ASSET (the "Fair Market Price"), which shall be notified to the corresponding PLEDGE CREDITOR and PLEDGER . Page 15 of 20 [illegible seal] [Signed] [illegible seal] 108697 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

(b) The decision to initiate the procedure for the sale of the PLEDGED ASSET is at the discretion of the PLEDGE CREDITOR, provided that it is subsequent to the verification of the Non - Compliance Event . Notwithstanding the foregoing, the sale of the PLEDGED ASSET in any of the stages described below shall be made to the person who has offered the best price and term conditions in accordance with the rules set forth in this clause . (c) Once the Fair Market Price is determined by the Investment Bank, the PLEDGE CREDITOR may instruct the Processing Entity to start the procedure for the sale of the PLEDGED ASSET . The reference price for the first stage will be the Fair Market Price . (d) The Proceeding Entity shall be authorized to carry out all actions it deems appropriate to ensure publicity of the sale procedure at any stage . (e) The sale procedure shall be published by notice in at least one newspaper of wide national circulation in Colombia at least five (5) days prior to the date of commencement of each stage . (f) To the extent legally possible, the PLEDGE CREDITOR may withdraw from the sale procedure at any time prior to the sale of the PLEDGED ASSET to the highest bidder, without prejudice to being able to resume it at a later date . The successful bidder in any of the stages of the sale procedure shall pay the price within three (3) Business Days following the date of completion of the sale procedure . (g) The price paid on the occasion of the sale procedure, after deducting all expenses derived from the execution procedure and applicable taxes, shall be used to meet the unfulfilled obligation, that is, the sale, assignment, granting of options, transfer and/or pledge in favor of a third party of the Mining Concession Contract [Redacted – Commercially Sensitive Information] during the term of the option sale contract on the concession (MAIN CONTRACT) . The remaining amount, if any, must be deposited in a bank account belonging to the PLEDGER . If there are no outstanding Guaranteed Obligations, then the surplus shall be delivered directly and immediately to the corresponding PLEDGER . iii . The PLEDGE CREDITOR shall retain all rights and remedies against the PLEDGER for the unsatisfied or non - complied Guaranteed Obligations as a result of the enforcement of the guarantee under this Contract . NINTH CLAUSE . - TERM AND TERMINATION . This Contract shall remain in full force and effect until the earlier of the following date : i. The moment when the PLEDGE CREDITOR exercises the OPTION and consequently acquires part or all of THE CONCESSION, until it exercises the waiver or a cause for termination of the contract for the sale of the option to assign THE CONCESSION arises . The written release of the guarantee by the Pledge Creditor, in the event of waiver or the occurrence of grounds for termination of the contract for the sale of the option to assign THE CONCESSION . For the purposes of Article 42 of the Movable Property Guarantees Law, the term of the registration of the movable property guarantee shall be from the date of registration of this Contract in the Movable Property Guarantees Registry until the termination of this Contract for any of the reasons set forth above in this Clause . Upon the occurrence of any of the grounds described in this Clause, the PLEDGE CREDITOR shall within five (5) Business Days thereafter send written notification to the PLEDGER that this Contract and the underlying pledge have terminated and all obligations hereunder are irrevocably canceled . Page 16 of 20 [illegible seal] [Signed] [illegible seal] 108698 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

TENTH CLAUSE. - ADDITIONAL QUALITY OF THE CONTRACT. This Contract is an ancillary agreement to the Option Sale Contract for THE CONCESSION, signed between the parties. ELEVENTH CLAUSE. - GENERAL INFORMATION: 1. MODIFICATIONS, WAIVERS . Amendments to this Contract shall not be effective unless made in writing and duly signed by each of the Parties . 2. GOVERNING LAW . This Pledge Contract shall be governed by and construed in accordance with Colombian law . 3. VALIDITY . If any provision of this Contract is found to be prohibited or invalid under Colombian law, such provision shall not be effective to the extent of such prohibition or invalidity and shall not affect the validity of the remainder of the provision or the other provisions of this Contract . 4. ASSIGNMENT . The PLEDGER may not under any circumstances assign this Contract without the prior written authorization of the PLEDGE CREDITOR, who may refuse to grant such authorization without providing any justification . The PLEDGE CREDITOR may assign this Contract at any time without requesting authorization from the PLEDGER, giving at least thirty (30) days' prior notice of the assignment, providing the name or business name, address, among other details, so that the PLEDGER is aware of the relevant information about the new PLEDGE CREDITOR . The PLEDGE CREDITOR shall provide the PLEDGER with certification that the new PLEDGE CREDITOR complies with the regulations relating to money laundering and the prevention of terrorism . TWELFTH CLAUSE. - NOTIFICATIONS. Any communication that the Parties wish or need to send in relation to this Contract must be sent by email or certified mail to the following persons and addresses: MINERALES PROVENZA S.A.S. Email: [Redacted – Confidential Information] Address: [Redacted – Confidential Information] ASOCIACIÓN DE MINEROS GUAYABALES Email: [Redacted – Confidential Information] . In witness whereof, this document is signed in Supía, Caldas, on the twenty - first (21st) day of July 2020, in two (2) originals. PLEDGER By ASOCIACIÓN DE MINEROS DE GUAYABALES PLEDGE CREDITOR By MINERALES PROVENZA SAS [Signed] [Redacted – Confidential Information] ID Card No. [Redacted – Confidential Information] Legal Representative [Signed] ADRIANA CAROLINA HERNANDEZ ARIAS ID Card No. [Redacted – Confidential Information] Legal Representative Page 17 of 20 [Signed] 108699 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026